[Letterhead of Deloitte & Touche LLP]




September 25, 2006




Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549-7561

Dear Sirs/Madams:

We have read Item 4.01 of National Atlantic Holdings Corporation's Form 8-K dated September 25, 2006, and have the following comments:

1. We agree with the statements made in the second sentence of the first paragraph with respect to reference to Deloitte & Touche LLP and the third and fourth sentences of the first paragraph. We also agree with the statements made in the second, third, fourth, fifth and sixth paragraphs.

2. We have no basis on which to agree or disagree with the statements made in the first sentence of the first paragraph, the second sentence of the first paragraph with respect to references other than to Deloitte & Touche LLP, and the fifth sentence of the first paragraph.

Yours truly,

/s/ Deloitte & Touche LLP